Filed by Avid Technology, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

Contact:	Dean Ridlon
Investor Relations Director
Phone: 978-640-5309
Email: Investor_Relations@avid.com

Avid Announces Conference Call to Provide

Additional Information on Proposed Pinnacle Acquisition

Tewksbury, MA — June 15, 2005 — Avid Technology, Inc. (NASDAQ: AVID) will hold a conference call to provide an update and additional details on the financial aspects of the Pinnacle Systems, Inc. (NASDAQ: PCLE) acquisition on Monday, June 20, 2005, at 8:30 a.m. EDT.

The dial-in number is:	719.457.2653

The replay number is:	719.457.0820

The confirmation code
and replay passcode are:	5247722

The call will also be available via live audio webcast and subsequent replay on the company’s Web site.  To listen via this alternative, please visit www.avid.com/company and click on “investor relations.”

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Avid Technology, Inc. has filed with the SEC a Registration Statement on Form S-4 (Commission File No. 333-124475) in connection with the proposed acquisition, and Avid and Pinnacle Systems, Inc. have filed with the SEC and plan to mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction on or about June 16, 2005. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers and their interests in the solicitations with respect to the transactions is contained in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which are available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers and their interests in the solicitations with respect to the transactions is contained in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which are available free of charge as indicated above.

Some statements in this press release may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to:  (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii)  other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and more specifically set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Avid disclaims any obligation to update any forward-looking statements after the date of this press release.

About Avid Technology, Inc.

Avid Technology, Inc. is the world leader in digital nonlinear media creation, management and distribution solutions, enabling film, video, audio, animation, games, and broadcast professionals to work more efficiently, productively and creatively.  For more information about the company’s Oscar®, Grammy®, and Emmy® award-winning products and services, please visit: www.avid.com.

© 2005 Avid Technology, Inc.  All rights reserved.  Avid, Digidesign, Film Composer and Pro Tools are either registered trademarks or trademarks of Avid Technology, Inc. in the United States and/or other countries.  Avid received an Oscar statuette representing the 1998 Scientific and Technical Award for the concept, design, and engineering of the Avid® Film Composer® system for motion picture editing. Digidesign, Avid’s audio division, received an Oscar statuette representing the 2003 Scientific and Technical Award for the design, development, and implementation of its Pro Tools® digital audio workstation. Oscar is a trademark and service mark of the Academy of Motion Picture Arts and Sciences. Emmy is a registered trademark of ATAS/NATAS. Grammy is a trademark of the National Academy of Recording Arts and Sciences, Inc. All other trademarks contained herein are the property of their respective owners.

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